

November 25, 2013

Via E-mail
Harold Van Wart, Ph.D.
President and Chief Executive Officer
CymaBay Therapeutics, Inc.
3876 Bay Center Place
Hayward, CA 94545

      Re: CymaBay Therapeutics, Inc.
              Form 10-12G
              Filed August 12, 2013
              File No. 000-55021

Dear Dr. Van Wart:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Loan Lauren P. Nguyen

              Loan Lauren P. Nguyen
              Special Counsel

cc: Via E-mail
       Matthew Hemington, Esq.